Exhibit 99.1

Daqo New Energy Announces Departure of Chief Executive Officer

January 8, 2018, CHONGQING, China -- Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy", the "Company" or “we”), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced its chief executive officer, Dr. Gongda Yao, after more than nine years of dedicated service, will step down as the chief executive officer of the Company with immediate effect due to personal reasons. He remains to serve as a non-executive board member until March 31, 2018. The Board of Directors has started a search for a successor for the position of chief executive officer of the Company. The Company’s Chairman of the Board of Directors and founder, Mr. Guangfu Xu, will act as executive Chairman and acting chief executive officer in the interim period.

"For the past nine years, it has been a privilege to work with the wonderful team of Daqo New Energy on its journey to become a world-leading low-cost and high-purity polysilicon manufacturer. I am proud of the achievements that we have accomplished together. Now as the Company has been performing very well both operationally and financially, I think it's time for me to step down from my position and spend more time with my family and pursue personal interests. " said Dr. Gongda Yao, " I will still stay on the Board of Directors until the end of March 2018, and work closely with Chairman Mr. Guangfu Xu and other board members to achieve a seamless leadership transition."

“I sincerely regret Dr. Yao’s decision to leave, however I fully understand and respect his decision. We are extremely grateful for Dr. Yao's contribution to the Company in the past nine years, as Dr. Yao has built a world-class company with a leading position in the industry in terms of product quality and cost structure. Our diverse customer base today spans the leading manufacturers of solar products. Our Phase 3B capacity expansion is going smoothly and expected to further strengthen our competitiveness and advantages. We appreciate his hard work and dedication to the Company, and wish him the best with his endeavors and personal life in the future.” said Mr. Guangfu Xu, Chairman of the Board of Directors and acting chief executive officer. “We have started a process of identifying qualified chief executive officer candidates and will bring the next chief executive officer on board as soon as we can.”

About Daqo New Energy Corp.

Founded in 2008, Daqo New Energy Corp. (NYSE: DQ) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. As one of the world's lowest cost producers of high-purity polysilicon and solar wafers, the Company primarily sells its products to solar cell and solar module manufacturers. The Company has built a manufacturing facility that is technically advanced and highly efficient with a nameplate capacity of 18,000 metric tons in Xinjiang, China. The Company also operates a solar wafer manufacturing facility in Chongqing, China.

For further information, please contact:

Daqo New Energy Corp.

Investor Relations

Phone: +86-187 1658 5553

Email: dqir@daqo.com

SOURCE: Daqo New Energy Corp.